Mail Stop 3561

								October 26, 2005

Mr. Charles D. Newman, CEO
Sonoma College, Inc.
1304 South Pointe Blvd., Suite 280
Petaluma, CA 94954

      Re:	Sonoma College, Inc.
   Registration Statement on Form SB-2
      Amendment No. 5 filed September 28, 2005
   File No. 333-120671

Dear Mr. Newman:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter. Please note that the page numbers referred to below refer to the numbering of the EDGAR marked copy.

General

1. We note your response to our prior comment 1. You indicate that you have revised the registration statement so that 10% of the shares held by affiliates of Sonoma are being registered. It appears to us that the affiliates are registering 10.93% of the outstanding securities. Please revise or advise as appropriate.


Risk Factors, page 4

2. We reissue our previous comment three. Please revise risk factor five to explain how your enrollment growth would be affected.


Selling Security Holders, page 14

3. We note that Myron Landin, CEO Cast and Wisse Enterprises are listed as selling security holders. It appears that such securities were issued to these persons after the registration statement was filed. As a general matter, registrants may register resales by selling stockholders whose shares were exempt from registration under the Securities Act of 1933. We note that there is a question as to the basis of the exemption from registration for these stockholders.
Please remove those stockholders from the table or advise us why such stockholders should not be removed.

4. Revise to identify the ultimate beneficial owner(s) of Wise
Enterprise, LLC.


Legal Proceedings page 17

5. Please revise to update your disclosure regarding the lawsuit against H. John Stalcup to the latest date practicable.


Consortium Agreements, page 26

6. We do not understand why you have deleted the disclosure addressing the consortium agreement between Sonoma and Biohealth College, Inc. Revise the business section and the MD&A section to address the company`s consortium agreement with Biohealth College. If the consortium agreement has been terminated then describe the reasons for the termination.

7. We note your statement that "National Holistic Institutions ... will offer its on-line Associate of Applied Science Degree in Massage
Therapy (`AASMT`) to HNI students ...."  It appears that you are saying you will offer National Holistic Institutions` on-line associate of applied science degree to NHI students. Please clarify your statements regarding the arrangement with National Holistic Institution.

8. Indicate a date for the "Program Commencement" date noted.


Management`s Discussion and Analysis of Financial Condition on
Plan
of Operation, page 42

9. Please revise to address the company`s reduction in employees from
73 employees to 44 employees and the reduction in full-time faculty from 8 to 5 members with a reduction in part-time faculty from 36 to
27 members.


Certain Relationships and Related Transactions, page 50

10. We note your deletion of Joseph Keats` name in the transaction between Sonoma and Technology Exchange, Inc. Please revise to identify Joseph Keats in that paragraph.


Options/SARS Grants in the Last Fiscal Year, page 57

11. We note your statement that no options were granted to the named executive officers in the fiscal year ended June 30, 2005 but the prior sentence indicates that options were granted in April 2005.
Please revise as appropriate.


Part II

Recent Sales of Unregistered Securities

12. We note your response to our previous comment 14 and that you claim Section 4(2) as an exemption from registration. Revise your disclosure in the registration statement for these issuances, and the other issuance noted in this section, to describe the facts that you relied upon to make the exemption available. For example, please describe whether the investors were sophisticated and had access to the type of information normally provided in a prospectus. See Item
701(d) of Regulation S-B.

13. We note the transaction in April 2005 in which the company granted options to 30 persons to purchase 2,570,000 shares of common stock. Please describe the exemption from registration that you relied upon and describe the 30 persons that were granted the options. See Item 701 of Regulation S-B.

14. We note your response to our previous comments 14 and 15 and we reissue comment 15. As previously noted, the filing of the company`s registration statement on November 22, 2004 constitutes a general solicitation of the common stock. See the Division of Corporation Finance letter to the Board of Governors of the Federal Reserve System dated March 23, 1984. Section 4(2) does not provide for any form of general solicitation or advertising. Advise us of the legal basis for your claimed Section 4(2) exemption for the issuance of these securities. Specifically provide the basis for the issuances after the registration was filed. Please explain any affiliations between the company and such persons. We may have further comment.

* * * * *

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your response to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Brian Bhandari at (202) 551-3390 or Terence O`Brien at (202) 551-3355 if you have questions regarding the financial statements and related matters. Please contact Thomas Kluck at (202) 551-3233 or David Link, who supervised the review of your filing, at (202) 551-3356 with any other questions.

								Sincerely,



      John Reynolds
      Assistant Director

cc:	Stephen J. Czarnik
	Fax (212) 937-3870
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Mr. Charles D. Newman, CEO
Sonoma College, Inc.
10/26/2005
Page 1